UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Franklin Credit Management Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

353491103

(CUSIP Number)

Kevin Gildea

Franklin Credit Management Corporation

101 Hudson Street

New Jersey, NJ 07302

(201) 604-4505

(Name, Address and Telephone Number of

Person Authorized to Receive Notices

and Communications)

October 12, 2012

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box: ☐.

SCHEDULE 13D

CUSIP No. 353491103	Page 2 of 6

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thomas J. Axon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF, 00 (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,636,139 (see Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,636,139 (see Item 5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,636,139
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.2% (See Item 5)
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No. 353491103	Page 3 of 6

Item 1.    Security and Issuer.

This Statement on Schedule 13D (the “Statement”) relates to the Common Stock, $.01 par value (the “Common Stock”), of Franklin Credit Management Corporation, a Delaware corporation (the “Company”). The principal executive officers of the Company are located at 101 Hudson Street, 25th Floor, Jersey City, NJ 07302.

Item 2.    Identity and Background.

(a)	- (f) This Statement is being filed by Thomas J. Axon (the “Reporting Person”).

The Reporting Person is the President and Chairman of the Board of Directors of the Company.

The Company is a specialty consumer finance company and its principal business is the servicing and resolution of performing, reperforming and nonperforming residential mortgage loans, including specialized loan collection and recovery servicing, and in the due diligence, analysis, pricing and acquisition of residential mortgage portfolios, for third parties.

The business address of the Reporting Person and the address of the principal office of the Company is 101 Hudson Street, 25th Floor, Jersey City, New Jersey 07302.

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, the Reporting Person has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person is a citizen of the United States of America.

Item 3.    Source and Amount of Funds or Other Consideration.

Prior to the merger of the Company with Miramar Resources, Inc. (“Miramar”), with the Company as the surviving corporation, in December 1994, the Reporting Person acquired 2,548,222 shares of common stock of Miramar in exchange for nominal consideration.

On March 15, 1995, the Reporting Person received 275,360 shares of common stock of the Company pursuant to a distribution of such shares by Axon Associates, Inc., of which the Reporting Person was the sole stockholder.

On March 5, 1996, the Reporting Person received 218,906 shares of common stock of the Company from a former director and officer of the Company, in consideration for the cancellation of a promissory note for the principal amount of $33,750 previously issued by such former director and officer to the Reporting Person.

On September 1, 1997, the Reporting Person gave 72,970 shares of common stock of the Company to a director of the Company for legal services rendered.

SCHEDULE 13D

CUSIP No. 353491103	Page 4 of 6

On September 17, 1998, the Reporting Person purchased 133,480 shares of the common stock of the Company, for a total purchase price of $166,850.00, in a private placement of the Company’s securities.

On June 14, 2002, the Reporting Person purchased 48,904 shares of common stock of the Company pursuant to a Stock Purchase Agreement between the Reporting Person and Elayne Danels, dated as of June 14, 2002 for $61,130.

On September 3, 2002, the Reporting Person closed the purchase of 80,225 shares of common stock of the Company pursuant to a Stock Purchase Agreement between the Reporting Person and Frank B. Evans, Jr., Karen K. Evans, and Frank B. Evans and Rose Evans dated as of July 24, 2002 for $100,281.30.

On April 8, 2003, the Reporting Person closed the sale of 60,000 shares of common stock of the Company for aggregate consideration of $75,000 pursuant to Stock Purchase Agreements between the Reporting Person and each of Seth Cohen, Joseph Caiazzo, DeWayne Chin, Matthew Francisco, John Devine, Darrow Hoeck, Michael Bertash, Steven Lefkowitz, Allan Lyons and William Sullivan, each dated as of April 8, 2003.

On December 19, 2008, Franklin Credit Holding Corporation (“Franklin Holding”) became the sole parent and shareholder of the Company and the reporting issuer for purposes of the Securities Exchange Act of 1934, as amended. The Reporting Person’s 3,623,141 shares of common stock of the Company were thereupon converted into an equal amount of common stock of Franklin Holding.

On March 31, 2009, in consideration of certain guarantees (which have since been released) by the Reporting Person under a credit agreement benefiting the Company and Franklin Holding, the Reporting Person (pursuant to a transaction exempt from registration under Section 4(2) of the Securities Act of 1933, as amended) received 10 shares of common stock of the Company from Franklin Holding, which was equal to 10% of the then outstanding common stock of the Company.

On September 22, 2010, in consideration of the Reporting Person undertaking certain obligations required of him by the financing bank of the Company and Franklin Holding and various guarantees and concessions previously provided by the Reporting Person for the consolidated Franklin Holding’s benefit, Franklin Holding (pursuant to a transaction exempt from registration under Section 4(2) of the Securities Act of 1933, as amended) transferred an additional 10 shares of common stock of the Company to the Reporting Person, which was equal to 10% of the Company’s outstanding common stock.

On August 1, 2012, as a result of a forward split of common stock issued on a pro-rata basis in the form of a stock dividend, the Reporting Person’s ownership in common stock of the Company increased from 20 shares to 2,007,198 shares.

On August 10, 2012, as part of a pro rata distribution (exempt from the registration requirements of the Securities Act of 1933, as amended, pursuant to Section 1145 of the Bankruptcy Code) by Franklin Holding of its 80% interest in the common stock of the Company to shareholders of common stock of Franklin Holding as of the close of business on August 2, 2012 (the “Record Date”), Franklin Holding distributed to the Reporting Person 3,628,941 shares of common stock of the Company, which was equal to the number of shares of common stock the Reporting Person had held in Franklin Holding.

SCHEDULE 13D

CUSIP No. 353491103	Page 5 of 6

Except as otherwise indicated herein, the Reporting Person used personal funds in making the purchases described above.

The Reporting Person’s total ownership of the Company’s Common Stock is currently 5,636,139 shares, which amount represents beneficial ownership of approximately 56.16% of the Company’s Common Stock.

ITEM 4.   PURPOSE OF TRANSACTION.

The Reporting Person acquired beneficial ownership of the shares of Common Stock to which this statement relates for investment.

The Reporting Person may acquire additional shares of Common Stock or other securities of the Company or sell or otherwise dispose of any or all of the shares of Common Stock or other securities of the Company beneficially owned by him. The Reporting Person may take any other action with respect to the Company or any of its debt or equity securities in any manner permitted by law.

The Reporting Person is eligible to receive options to purchase additional shares of Common Stock of the Company pursuant to the Company’s 2012 Stock Incentive Plan adopted on July 25, 2012.

Except as disclosed in this Item 4, the Reporting Person has no current plans or proposals which relate to or would result in any of the events described in Items (a) through (j) of the instructions to Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

(a)

As of October 12, 2012, the Reporting Person beneficially owns 5,636,139 shares of Common Stock of the Company, representing approximately 56.16% of the shares of Common Stock presently outstanding based upon the 10,035,993 shares of Common Stock reported by the Company to be issued and outstanding as of June 30, 2012 in its Registration of Securities on Amendment No. 3 to Form 10 filed with the SEC on October 12, 2012.

(b)	The Reporting Person has the sole power to vote and dispose of the 5,636,139 shares of Common Stock owned by him.
(c)	There have been no transactions by the Reporting Person in the class of securities reported that were effected during the past sixty days.
(d)	Not applicable.
(e)	Not applicable.

___________________

/1/ Does not include 11,610 shares beneficially owned by Mr. Axon’s mother, Ann Axon, with respect to which shares Mr. Axon disclaims beneficial ownership.

SCHEDULE 13D

CUSIP No. 353491103	Page 6 of 6

/2/ Percentages are based upon 10,035,993 shares of Common Stock reported outstanding as of June 30, 2012.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not applicable.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 15, 2012	/s/ Thomas J. Axon Thomas J. Axon